[redacted]

03033352

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RECD S.E.C.
SEP 2 4 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8-K FOR 9/24/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-105940
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
SEP 24 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

ıc of America

Deal Summary Report

BA038g2

		Assumptions			Collateral					
					Balance	WAC	WAM	Age	WAL	Dur
ttlement	30-Sep-2003	Prepay		100 PPC	$243,882,790.00	5.228	174	1	3.904	3.287
t Pay Date	25-Oct-2003	Default		0 CDR						
		Recovery	0	months						
		Severity		0%						

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
O	3,465,851.34	0.00000	10/03 - 07/18	3.861									01-Sep-03	XRS_PO
)	148,318,152.00	0.47776	10/03 - 09/18	3.923									01-Sep-03	NTL_IO
\1	235,173,000.00	4.75000	10/03 - 09/18	3.833									01-Sep-03	FIX
;UB	5,243,938.66	4.75000	10/03 - 09/18	7.146									01-Sep-03	FIX

ield Curve

at	6MQ	2YR	3YR	5YR	10YR	30YR
ld	1.019	1.64	2.189	3.198	4.298	5.167

BA038g2 – 3A1

: of America

nce	$235,173,000.00	Delay	24	WAC	5.227549167	WAM	174
on	4.75000	Dated	09/01/2003	NET	4.973049	WALA	1
le	09/30/2003	First Payment	10/25/2003				

Price	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC
	Yield	Yield	Yield	Yield	Yield
99-23.000	4.7917	4.7892	4.7863	4.7831	4.7794
99-27.000	4.7721	4.7611	4.7480	4.7332	4.7168
99-31.000	4.7525	4.7331	4.7098	4.6834	4.6543
100-03.000	4.7330	4.7051	4.6717	4.6337	4.5919
100-07.000	4.7135	4.6771	4.6336	4.5842	4.5297
100-11.000	**4.6941**	**4.6492**	**4.5956**	**4.5348**	**4.4677**
100-15.000	4.6747	4.6214	4.5578	4.4855	4.4058
100-19.000	4.6553	4.5936	4.5200	4.4363	4.3440
100-23.000	4.6359	4.5659	4.4823	4.3872	4.2824
100-27.000	4.6166	4.5383	4.4446	4.3382	4.2210
100-31.000	4.5974	4.5107	4.4071	4.2894	4.1596
WAL	**8.196**	**5.440**	**3.833**	**2.849**	**2.213**
Mod Durn	**6.386**	**4.455**	**3.272**	**2.514**	**2.002**
Mod Convexity	**0.604**	**0.338**	**0.197**	**0.120**	**0.077**
Principal Window	**Oct03 - Sep18**	**Oct03 - Sep18**	**Oct03 - Sep18**	**Oct03 - Sep18**	**Oct03 - Sep18**

Yield Curve						
Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.019	1.64	2.189	3.198	4.298	5.167

ıc of America

Deal Summary Report

BA038g1

		Assumptions			Collateral						
						Balance	WAC	WAM	Age	WAL	Dur
ttlement	30-Sep-2003	Prepay	100 PPC|100 PPC								
t Pay Date	25-Oct-2003	Default	0 CDR								
		Recovery	0 months		Grp 1	$432,460,538.89	5.76815	354	1	4.914	3.769
		Severity	0%		Grp 2	$50,755,259.76	5.85978	357	1	4.448	3.487

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
3PO	10,762,382.38	0.00000	10/03 - 06/33	4.883									01-Sep-03	XRS_PO
3IO	198,393,680.21	0.33030	10/03 - 09/33	4.935									01-Sep-03	NTL_IO
CB1	400,075,000.00	5.50000	10/03 - 09/33	4.627									01-Sep-03	FIX
CPO	468,507.02	0.00000	10/03 - 08/33	4.431									01-Sep-03	XRS_PO
CIO	33,790,913.49	0.23589	10/03 - 09/33	4.454									01-Sep-03	NTL_IO
NC1	43,555,000.00	5.50000	10/03 - 04/13	3.271									01-Sep-03	FIX
NC2	4,194,000.00	5.50000	04/13 - 09/33	13.382									01-Sep-03	FIX
SUB	24,160,909.25	5.50000	10/03 - 09/33	10.198									01-Sep-03	FIX

ield Curve

at	6MO	2YR	3YR	5YR	10YR	30YR
ld	1.019	1.64	2.189	3.198	4.298	5.167

BA038g1 - 1CB1

ıc of America

ance	$400,075,000.00	Delay	24	WAC(1)	5.768150178	WAM(1)	354
pon	5.50000	Dated	09/01/2003	NET(1)	5.51465	WALA(1)	1
tle	09/30/2003	First Payment	10/25/2003				

Price	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC
	Yield	Yield	Yield	Yield	Yield
99-12.000	5.5875	5.6086	5.6341	5.6627	5.6942
99-16.000	5.5758	5.5867	5.5998	5.6146	5.6308
99-20.000	5.5642	5.5648	5.5656	5.5665	5.5675
99-24.000	5.5526	5.5430	5.5316	5.5187	5.5044
99-28.000	5.5410	5.5213	5.4976	5.4709	5.4414
100-00.000	**5.5294**	**5.4996**	**5.4636**	**5.4232**	**5.3786**
100-04.000	5.5179	5.4780	5.4298	5.3757	5.3159
100-08.000	5.5063	5.4564	5.3960	5.3282	5.2533
100-12.000	5.4948	5.4349	5.3624	5.2809	5.1909
100-16.000	5.4834	5.4134	5.3288	5.2337	5.1286
100-20.000	5.4719	5.3919	5.2953	5.1866	5.0665
WAL	**18.802**	**8.187**	**4.627**	**3.066**	**2.223**
Mod Durn	**10.772**	**5.745**	**3.673**	**2.614**	**1.982**
Mod Convexity	**1.825**	**0.624**	**0.265**	**0.132**	**0.072**
Principal Window	**Oct03 - Sep33**	**Oct03 - Sep33**	**Oct03 - Sep33**	**Oct03 - Sep33**	**Oct03 - Aug33**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.019	1.64	2.189	3.198	4.298	5.167

BA038g1 - 2NC2

of America

nce	$4,194,000.00	Delay	24	WAC(2)	5.859775676	WAM(2)	357
on	5.50000	Dated	09/01/2003	NET(2)	5.606276	WALA(2)	1
le	09/30/2003	First Payment	10/25/2003				

Price	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC
	Yield	Yield	Yield	Yield	Yield
95-28.000	5.8362	5.8720	5.9873	6.1789	6.4488
96-00.000	5.8268	5.8614	5.9728	6.1579	6.4187
96-04.000	5.8175	5.8509	5.9584	6.1370	6.3886
96-08.000	5.8082	5.8404	5.9440	6.1161	6.3586
96-12.000	5.7989	5.8299	5.9296	6.0952	6.3286
96-16.000	**5.7897**	**5.8195**	**5.9153**	**6.0744**	**6.2986**
96-20.000	5.7804	5.8090	5.9009	6.0536	6.2688
96-24.000	5.7712	5.7986	5.8866	6.0328	6.2389
96-28.000	5.7620	5.7882	5.8723	6.0121	6.2091
97-00.000	5.7528	5.7778	5.8581	5.9914	6.1794
97-04.000	5.7437	5.7674	5.8439	5.9708	6.1497
WAL	**29.186**	**22.486**	**13.382**	**8.047**	**5.122**
Mod Durn	**13.940**	**12.334**	**8.991**	**6.196**	**4.311**
Mod Convexity	**2.988**	**2.208**	**1.091**	**0.497**	**0.227**
Principal Window	**Mar32 - Sep33**	**Oct21 - Sep33**	**Apr13 - Sep33**	**Aug09 - Sep33**	**Dec07 - Jul10**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.019	1.64	2.189	3.198	4.298	5.167

TABLE OF CONTENTS

THE SERIES 2003-8 CERTIFICATES

Class	Initial Class Balance or *Component* Balance(1)	Pass-Through Rate	Principal Types(2)	Interest Types(2)	Initial Rating of Certificates(3) Fitch	Moody's
Offered Certificates						
Class 1-CB-1	$400,507,000	5.500%	Senior, Pass-Through	Fixed Rate	AAA	Aaa
Class 1-CB-R	$ 100	5.500%	Senior, Sequential Pay	Fixed Rate	AAA	None
Class 1-CB-WIO	(4)	(5)	Senior, Notional Amount	Variable Rate, Interest Only	AAA	Aaa
Class 2-NC-1	$ 43,588,000	5.500%	Senior, Sequential Pay	Fixed Rate	AAA	Aaa
Class 2-NC-2	$ 4,027,913	5.750%	Senior, Sequential Pay	Fixed Rate	AAA	Aaa
Class 2-NC-3	$ 183,087	(6)	Senior, Sequential Pay	Principal Only	AAA	Aaa
Class 2-NC-WIO	(7)	(8)	Senior, Notional Amount	Variable Rate, Interest Only	AAA	Aaa
Class 3-A-1	$234,719,000	4.750%	Senior, Pass-Through	Fixed Rate	AAA	Aaa
Class 3-A-WIO	(9)	(10)	Senior, Notional Amount	Variable Rate, Interest Only	AAA	Aaa
Class PO	(11)	(11)	Senior, Component	Principal Only	AAA	Aaa
Class X-B-1	$ 10,389,000	5.500%	Subordinated	Fixed Rate	AA	None
Class X-B-2	$ 4,832,000	5.500%	Subordinated	Fixed Rate	A	None
Class X-B-3	$ 2,416,000	5.500%	Subordinated	Fixed Rate	BBB	None
Class 3-B-1	$ 2,556,000	4.750%	Subordinated	Fixed Rate	AA	None
Class 3-B-2	$ 853,000	4.750%	Subordinated	Fixed Rate	A	None
Class 3-B-3	$ 852,000	4.750%	Subordinated	Fixed Rate	BBB	None
Component						
Class 1-CB-PO	$ 10,762,382	(12)	Ratio Strip	Principal Only	N/A	N/A
Class 2-NC-PO	$ 468,507	(12)	Ratio Strip	Principal Only	N/A	N/A
Class 3-A-PO	$ 3,432,334	(12)	Ratio Strip	Principal Only	N/A	N/A
Non-Offered Certificates						
Class SES	(13)	(13)	Senior, Component	Fixed Rate, Interest Only	N/A	N/A
Class X-B-4	$ 2,417,000	5.500%	Subordinated	Fixed Rate	N/A	N/A
Class X-B-5	$ 1,691,000	5.500%	Subordinated	Fixed Rate	N/A	N/A
Class X-B-6	$ 1,933,809	5.500%	Subordinated	Fixed Rate	N/A	N/A
Class 3-B-4	$ 487,000	4.750%	Subordinated	Fixed Rate	N/A	N/A
Class 3-B-5	$ 243,000	4.750%	Subordinated	Fixed Rate	N/A	N/A
Class 3-B-6	$ 366,221	4.750%	Subordinated	Fixed Rate	N/A	N/A
Component						
Class 1-CB-SES	(14)	0.200%	Notional Amount	Fixed Rate, Interest Only	N/A	N/A
Class 2-NC-SES	(14)	0.200%	Notional Amount	Fixed Rate, Interest Only	N/A	N/A
Class 3-SES	(14)	0.200%	Notional Amount	Fixed Rate, Interest Only	N/A	N/A

(1) Approximate. The initial class balance of the Offered Certificates may vary by a total of plus or minus 5%.

(2) See "Description of the Certificates — Categories of Classes of Certificates" in the Prospectus for a description of these principal and interest types and see "Description of the Certificates — Priority of Distributions" and "— Allocation of Losses" in this Prospectus Supplement for a description of the effects of subordination.

(3) See "Certificate Ratings" in this Prospectus Supplement. The Depositor has requested ratings of the Class B Certificates only from Fitch Ratings.

(4) The Class 1-CB-WIO Certificates are Interest Only Certificates, have no class balance and will bear interest on the Class 1-CB-WIO Notional Amount (initially approximately $198,393,680) as described in this Prospectus Supplement under "*Description of the Certificates — Interest.*"

(5) Interest will accrue on the Class 1-CB-WIO Notional Amount as of any Distribution Date at a per annum rate equal to (i) the weighted average of the Net Mortgage Interest Rates of the Group 1 Premium Mortgage Loans (based on the Stated Principal Balances of the Group 1 Premium Mortgage Loans on the due date in the month preceding the month of such Distribution Date) minus (ii) 5.500%. For the initial Distribution Date occurring in October 2003, this rate is expected to be approximately 0.33030% per annum.

(6) The Class 2-NC-3 Certificates are Principal Only Certificates and will not be entitled to distributions in respect of interest.

(7) The Class 2-NC-WIO Certificates are Interest Only Certificates, have no class balance and will bear interest on the Class 2-NC-WIO Notional Amount (initially approximately $33,790,913) as described in this Prospectus Supplement under "*Description of the Certificates — Interest.*"

Class 3-B Certificates:	3-B-1, 3-B-2, 3-B-3, 3-B-4, 3-B-5 and 3-B-6
Component Certificates:	PO and SES
Components:	1-CB-PO, 2-NC-PO, 3-A-PO, 1-CB-SES, 2-NC-SES and 3-SES
Class PO Components:	1-CB-PO, 2-NC-PO and 3-A-PO
Class SES Components:	1-CB-SES, 2-NC-SES and 3-SES
Interest Only Certificates:	1-CB-WIO, 2-NC-WIO, 3-A-WIO and SES
Principal Only Certificates:	2-NC-3 and PO
Residual Certificate:	1-CB-R

The Senior Certificates are divided into three groups (each, a **"Group"**). The Group 1 Senior Certificates, Class 1-CB-SES Component and Class 1-CB-PO Component form **"Group 1,"** the Group 2 Senior Certificates, Class 2-NC-SES Component and Class 2-NC-PO Component form **"Group 2"** and the Group 3 Senior Certificates, Class 3-SES Component and Class 3-A-PO Component form **"Group 3."** Because of the provisions relating to cross-collateralization, Group 1 and Group 2 may each also be referred to as a **"Crossed Group."** The Class X-B Certificates are subordinate to, and provide credit enhancement for, Group 1 and Group 2. The Class 3-B Certificates are subordinate to, and provide credit enhancement for, Group 3.

The Group 1 Senior Certificates and Components will, except to the extent of cross-collateralization payments described herein, represent interests solely in the Group 1 Mortgage Loans and the Group 2 Senior Certificates and Components will, except to the extent of cross-collateralization payments described herein, represent interests solely in the Group 2 Mortgage Loans. The Class X-B Certificates will represent interests solely in the Group 1 Mortgage Loans and the Group 2 Mortgage Loans. The Group 3 Senior Certificates and Components and Class 3-B Certificates will represent interests solely in the Group 3 Mortgage Loans.

Only the Senior Certificates (other than the Class SES Certificates) and the Class X-B-1, Class X-B-2, Class X-B-3, Class 3-B-1, Class 3-B-2 and Class 3-B-3 Certificates are being offered by this Prospectus Supplement.

The Class SES, Class X-B-4, Class X-B-5, Class X-B-6, Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates are not offered by this Prospectus Supplement. The Class X-B-4, Class X-B-5 and Class X-B-6 Certificates are subordinated to the Senior Certificates and Components of the Crossed Groups and the Class X-B-1, Class X-B-2 and Class X-B-3 Certificates for distributions of principal and interest and for allocations of losses on the Group 1 Mortgage Loans and the Group 2 Mortgage Loans. The Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates are subordinated to the Group 3 Senior Certificates and Components and the Class 3-B-1, Class 3-B-2 and Class 3-B-3 Certificates for distributions of principal and interest and for allocations of losses on the Group 3 Mortgage Loans.

Information provided with respect to the non-offered Certificates is included solely to aid your understanding of the Offered Certificates.

Trustee or any of their affiliates. There are, however, limited obligations of the Depositor with respect to certain breaches of its representations and warranties, and limited obligations of the Servicer with respect to its servicing obligations.

Neither the Certificates nor the Mortgage Loans will be guaranteed by or insured by any governmental agency or instrumentality, the Depositor, the Seller, the Servicer, the Trustee or any of their affiliates. Consequently, if payments on the Mortgage Loans are insufficient or otherwise unavailable to make all payments required on the Certificates, there will be no recourse to the Depositor, the Seller, the Servicer, the Trustee or any of their affiliates.

Limited Liquidity

The Underwriter intends to make a market for purchase and sale of the Offered Certificates after their initial issuance, but the Underwriter has no obligation to do so. There is no assurance that such a secondary market will develop or, if it does develop, that it will provide you with liquidity of investment or that it will continue for the life of the Offered Certificates. As a result, you may not be able to sell your Certificates or you may not be able to sell your Certificates at a high enough price to produce your desired return on investment.

The secondary market for mortgage-backed securities has experienced periods of illiquidity and can be expected to do so in the future. Illiquidity means that there may not be any purchasers for your class of Certificates. Although any class of Certificates may experience illiquidity, it is more likely that classes of Certificates that are more sensitive to prepayment, credit or interest rate risk (such as the Class 1-CB-WIO, Class 2-NC-3, Class 2-NC-WIO, Class 3-A-WIO, Class PO or Class B Certificates) will experience illiquidity.

Geographic Concentration May Increase Risk of Loss Due to Adverse Economic Conditions or Natural Disasters

At various times, certain geographic regions will experience weaker economic conditions and housing markets and, consequently, will experience higher rates of delinquency and loss on mortgage loans generally. In addition, California, North Carolina, Virginia, Maryland and several other states have experienced natural disasters, including earthquakes, fires, floods and hurricanes, which may adversely affect property values. Any concentration of mortgaged properties in a state or region may present unique risk considerations. See the charts on page S-28, page S-33 and page S-39 for a listing of the locations and concentrations of mortgaged properties.

Any deterioration in housing prices in a state or region due to adverse economic conditions, natural disaster or other factors, and any deterioration of economic conditions in a state or region that adversely affects the ability of borrowers to make payments on the Mortgage Loans of a Loan Group, may result in losses on such Mortgage Loans. Any losses may adversely affect the yield to maturity of the related Offered Certificates.

See "The Mortgage Pool" in this Prospectus Supplement for further information regarding the geographic concentration of the Mortgage Loans.

Group 2 Mortgage Loan Data

The following tables set forth certain characteristics of the Group 2 Mortgage Loans as of the Cut-off Date. The balances and percentages may not be exact due to rounding.

	All Group 2 Mortgage Loans	Group 2 Discount Mortgage Loans	Group 2 Premium Mortgage Loans
Number of Mortgage Loans	104	35	69
Aggregate Stated Principal Balance(1)	$50,755,260	$16,964,346	$33,790,913
Original Terms to Stated Maturity	240 to 360 months	336 to 360 months	240 to 360 months
Range of Stated Principal Balances(1)	$329,671 to $929,052	$340,197 to $738,376	$329,671 to $929,052
Average Stated Principal Balance(1)	$488,031	$484,696	$489,723
Latest Stated Maturity Date	September 1, 2033	September 1, 2033	September 1, 2033
Range of Mortgage Interest Rates	5.250% to 7.250%	5.250% to 5.750%	5.875% to 7.250%
Weighted Average Mortgage Interest Rate(1)	5.860%	5.602%	5.989%
Range of Remaining Terms to Stated Maturity	239 to 360 months	335 to 360 months	239 to 360 months
Weighted Average Remaining Term to Stated Maturity(1)	357 months	358 months	357 months
Range of Original Loan-to-Value Ratios	23.52% to 103.00%	46.28% to 103.00%	23.52% to 102.86%
Weighted Average Original Loan-to-Value Ratio(1)	70.40%	74.01%	68.59%
Mortgage Loans Originated Under the Accelerated Processing Programs(1)	86.98%	84.05%	88.44%
Geographic Concentration of Mortgage Properties Securing Mortgage Loans in Excess of 5% of the Aggregate Stated Principal Balance(1)			
California	62.27%	62.78%	62.02%
Florida	6.16%	8.18%	5.14%
Maryland	*	*	7.29%

(1) Approximate.

* Less than 5% of the aggregate Stated Principal Balance.

Form and Denominations of Offered Certificates

Class	Original Certificate Form	Minimum Denomination	Incremental Denomination
Classes 1-CB-1, 2-NC-1 and 3-A-1	Book-Entry	$ 1,000	$1,000
Class 2-NC-2	Book-Entry	$ 1,000	$ 1
Class 1-CB-R	Definitive	$ 100	N/A
Classes 1-CB-WIO(1), 2-NC-WIO(1) and 3-A-WIO(1)	Book-Entry	$10,000,000	$ 1
Classes PO, 2-NC-3, X-B-1, X-B-2, X-B-3, 3-B-1, 3-B-2 and 3-B-3	Book-Entry	$ 25,000	$ 1

(1) Denomination expressed in initial notional amount.

Book-Entry Certificates

Persons acquiring beneficial ownership interests in the Book-Entry Certificates ("**Certificate Owners**") will hold such Certificates through The Depository Trust Company ("**DTC**") in the United States, or Clearstream or Euroclear (in Europe) if they are participants of such systems (the "**Participants**"), or indirectly through organizations which are participants in such systems (the "**Indirect Participants**"). Each class of the Book-Entry Certificates initially will be represented by one or more physical certificates registered in the name of Cede & Co., the nominee of DTC. Clearstream and Euroclear will hold omnibus positions on behalf of their Participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries which in turn will hold such positions in customers' securities accounts in the depositaries' names on the books of DTC. Citibank will act as depositary for Clearstream and JPMorgan Chase Bank will act as depositary for Euroclear (in such capacities, individually the "**Relevant Depositary**" and collectively the "**European Depositaries**"). Investors may hold such beneficial interest in the Book-Entry Certificates in minimum denominations of $1,000. Except as described below, no person acquiring a Book-Entry Certificate (each, a "**beneficial owner**") will be entitled to receive a Definitive Certificate. Unless and until Definitive Certificates are issued, it is anticipated that the only "**Certificateholder**" of the Book-Entry Certificates will be Cede & Co., as nominee of DTC. Certificate Owners will not be Certificateholders as that term is used in the Pooling Agreement. Certificate Owners are only permitted to exercise their rights indirectly through Participants and DTC.

The beneficial owner's ownership of a Book-Entry Certificate will be recorded on the records of the brokerage firm, bank, thrift institution or other financial intermediary (each, a "**Financial Intermediary**") that maintains the beneficial owner's account for such purpose. In turn, the Financial Intermediary's ownership of such Book-Entry Certificate will be recorded on the records of DTC (or of a participating firm that acts as agent for the Financial Intermediary, whose interest will in turn be recorded on the records of DTC, if the beneficial owner's Financial Intermediary is not a DTC Participant, and on the records of Clearstream or Euroclear, as appropriate).

Certificate Owners will receive all distributions of principal of, and interest on, the Book-Entry Certificates from the Trustee through DTC and DTC Participants. While the Book-Entry Certificates are outstanding (except under the circumstances described below), under the rules, regulations and procedures creating and affecting DTC and its operations (the "**Rules**"), DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Book-Entry Certificates and is required to receive and transmit distributions of principal of, and interest on, the Book-Entry Certificates. Participants and Indirect Participants with whom Certificate Owners have accounts with respect to Book-Entry Certificates are similarly required to make book-entry transfers and receive and transmit such distributions on behalf of their respective Certificate Owners. Accordingly, although Certificate Owners will not possess certificates representing their respective interests in the Book-Entry Certificates, the Rules provide a mechanism by which Certificate Owners will receive distributions and will be able to transfer their interest.

Senior Principal Distribution Amount

With respect to the Group 1 Senior Certificates:

On each Distribution Date, an amount equal to the lesser of (a) the Senior Principal Distribution Amount for Loan Group 1 for such Distribution Date and (b) the product of (1) the Pool Distribution Amount for Loan Group 1 remaining after payment of funds due to the Trustee and distributions of interest on the Group 1 Senior Certificates and the Class 1-CB-SES Component and (2) a fraction, the numerator of which is the Senior Principal Distribution Amount for Loan Group 1 and the denominator of which is the sum of the PO Principal Amount for Loan Group 1 and the Senior Principal Distribution Amount for Loan Group 1, will be distributed as principal, sequentially, to the Class 1-CB-R and Class 1-CB-1 Certificates, in that order, until their class balances have been reduced to zero.

With respect to the Group 2 Senior Certificates:

On each Distribution Date, an amount equal to the lesser of (a) the Senior Principal Distribution Amount for Loan Group 2 for such Distribution Date and (b) the product of (1) the Pool Distribution Amount for Loan Group 2 remaining after payment of funds due to the Trustee and distributions of interest on the Group 2 Senior Certificates and the Class 2-NC-SES Component and (2) a fraction, the numerator of which is the Senior Principal Distribution Amount for Loan Group 2 and the denominator of which is the sum of the PO Principal Amount for Loan Group 2 and the Senior Principal Distribution Amount for Loan Group 2, will be distributed as principal, sequentially, as follows:

first, to the Class 2-NC-1 Certificates, until their class balance has been reduced to zero; and

second, concurrently, as follows:

(a) approximately 95.6521728806% to the Class 2-NC-2 Certificates, until their Class balance has been reduced to zero, and

(b) approximately 4.3478271194% to the Class 2-NC-3 Certificates, until their Class balance has been reduced to zero.

With respect to the Group 3 Senior Certificates:

On each Distribution Date, an amount equal to the lesser of (a) the Senior Principal Distribution Amount for Loan Group 3 for such Distribution Date and (b) the product of (1) the Pool Distribution Amount for Loan Group 3 remaining after payment of funds due to the Trustee and distributions of interest on the Group 3 Senior Certificates and the Class 3-SES Component and (2) a fraction, the numerator of which is the Senior Principal Distribution Amount for Loan Group 3 and the denominator of which is the sum of the PO Principal Amount for Loan Group 3 and the Senior Principal Distribution Amount for Loan Group 3, will be distributed as principal to the Class 3-A-1 Certificates until their class balance has been reduced to zero.

The preceding distribution priorities for a Group will not apply on any Distribution Date on or after the applicable Senior Credit Support Depletion Date. On each of those Distribution Dates, the amount to be distributed as principal to the Senior Certificates of such Group will be distributed, concurrently, as principal of the classes of Senior Certificates of such Group *pro rata* in accordance with their respective class balances immediately prior to that Distribution Date.

The **"Senior Credit Support Depletion Date"** (i) for the Crossed Groups, is the date on which the aggregate class balance of the Class X-B Certificates has been reduced to zero, and (ii) for Group 3, is the date on which the aggregate class balance of the Class 3-B Certificates has been reduced to zero.

Sensitivity of the Class 1-CB-WIO Certificates to Prepayments
(Pre-Tax Yields to Maturity)

	Percentage of PPC				
	0%	50%	100%	150%	200%
Class 1-CB-WIO Certificates	38.00%	29.57%	20.79%	11.62%	2.00%

Sensitivity of the Class 2-NC-WIO Certificates to Prepayments
(Pre-Tax Yields to Maturity)

	Percentage of PPC				
	0%	50%	100%	150%	200%
Class 2-NC-WIO Certificates	48.58%	37.74%	26.35%	14.30%	1.47%

Sensitivity of the Class 3-A-WIO Certificates to Prepayments
(Pre-Tax Yields to Maturity)

	Percentage of PPC				
	0%	50%	100%	150%	200%
Class 3-A-WIO Certificates	42.38%	33.09%	23.37%	13.16%	2.37%

The yields set forth in the preceding tables were calculated by (i) determining the monthly discount rates that, when applied to the assumed streams of cash flows to be paid on the Class 1-CB-WIO, Class 2-NC-WIO and Class 3-A-WIO Certificates, would cause the discounted present value of such assumed streams of cash flows to equal the assumed purchase prices of the Class 1-CB-WIO, Class 2-NC-WIO and Class 3-A-WIO Certificates indicated above plus in each case accrued interest from September 1, 2003 to (but not including) the Closing Date and (ii) converting such monthly rates to corporate bond equivalent rates. This calculation does not take into account variations that may occur in the interest rates at which you may be able to reinvest funds received as payments of interest on the Class 1-CB-WIO, Class 2-NC-WIO or Class 3-A-WIO Certificates and consequently does not purport to reflect the return on any investment in the Class 1-CB-WIO, Class 2-NC-WIO or Class 3-A-WIO Certificates when such reinvestment rates are considered.

Yield on the Class 2-NC-3 Certificates

The Class 2-NC-3 Certificates are Principal Only Certificates and, as such, will not be entitled to receive distributions of interest in respect of the Mortgage Loans. As a result, the Class 2-NC-3 Certificates will be offered at substantial discounts to their original class balance.

The significance of the effects of prepayments on the Class 2-NC-3 Certificates is illustrated in the following table which shows the pre-tax yield (on a corporate bond equivalent basis) to the holders of Class 2-NC-3 Certificates under different constant percentages of PPC. The yields set forth were calculated using the Modeling Assumptions and the additional assumption that the Class 2-NC-3 Certificates are purchased on the Closing Date at an assumed purchase price equal to 30.00% of their class balance.

As indicated in the following table, the Class 2-NC-3 Certificates will be extremely sensitive to the rate and timing of principal payments (including prepayments) on the Group 2 Mortgage Loans.

It is not likely that the Group 2 Mortgage Loans will prepay at a constant rate until maturity, that all of the Group 2 Mortgage Loans will prepay at the same rate or that they will have the characteristics assumed. There can be no assurance that the Group 2 Mortgage Loans will prepay at any of the rates shown in the